  EXHIBIT 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	February 23, 2023

Eldorado Provides 2023 Production and Cost Guidance and Outlines Five-Year Growth Profile; Achieving Approximately 700K Ounces of Gold Production in 2027

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or the “Company”) provides detailed 2023 production and cost guidance and five-year production outlook. All financial figures stated within this release are in U.S. dollars unless otherwise stated.

2023 Guidance Highlights

•	Gold production of 475,000 to 515,000 ounces.
•	Average Cash operating costs(1) of $760 to $860 per ounce sold.
•	Average Total operating costs(1) of $860 to $960 per ounce sold.
•	Average All-in sustaining costs(1) (“AISC”) of $1,190 to $1,290 per ounce sold.
•	Total Growth Capital(1) of $394 to $437 million, including $240 to $260 million towards the advancement of the Skouries project.
•	Total Sustaining Capital(1) of $114 to $139 million.
•	Exploration expenditures of $28 to $31 million, focused on resource conversion drilling at Lamaque and Efemcukuru and resource growth and discovery in Quebec, Turkiye and Greece. An additional $7 to $10 million of non-sustaining exploration expenditures is included in growth capital.

(1) These financial measures are non-IFRS financial measures. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference, and additional detail can be found at the end of this press release and in the section ‘Non-IFRS and Other Financial Measures and Ratios’ of Eldorado’s December 31, 2021 MD&A.

Five-Year Outlook

•	Skouries incorporated into the five-year production guidance, with first production expected in the second half of 2025.
•	Gold production of 675,000 to 735,000 ounces by 2027, resulting in growth of 55% over the five-year period, from 2022 production and a compound annual growth rate of over 9%.
•	Continued strong commitment to exploration to unlock the outstanding potential of the Company’s brownfields property portfolio and identifying and developing new opportunities in Eldorado’s focus jurisdictions.
•	Addition of critical mineral production, primarily copper, is not currently reflected in the five-year outlook.

“Eldorado is committed to growing a safe, sustainable and high-quality gold business, creating value today and for the future,” said George Burns, Eldorado’s President and Chief Executive Officer. “2022 proved to be a pivotal year for Eldorado. As we look forward to 2023 and beyond, we have taken a disciplined approach to business planning and capital allocation focused on investments that will generate strong returns and cash flow from our portfolio of long-life assets.”

“The addition of Skouries to our five-year production outlook provides significant near-term growth and positions the Company to deliver strong operational and financial performance. Additionally, Skouries is expected to produce on average 67 million pounds of copper per year, contributing to the supply chain of critical minerals in a socially and environmentally responsible way, and reducing our overall cash cost profile with the addition of material by-product credits,” added Burns.

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The Company’s 2023 consolidated gold production is forecast to be between 475,000 to 515,000 ounces at an average cash operating cost(1) of $760 to $860 per ounce sold and an average AISC(1) of $1,190 to $1,290 per ounce sold. The slight decrease in 2023 production guidance, from the previously published guidance range, is attributable to a modification to the production plan and higher stope turnover at Lamaque, as well as an assumed slower ramp-up at Kisladag with the addition of an agglomeration drum in the first half of the year. The increase in per-ounce costs relative to 2022 guidance is due to ongoing inflationary pressures, primarily related to key consumables, such as cyanide, electricity, diesel, explosives, and cement, as well as labour.

Similar to 2022, quarter-to-quarter gold production in 2023 is expected to fluctuate during the year, with higher production expected in the second half, accounting for the full commissioning of the agglomeration drum at Kisladag expected in the first half and reflecting some seasonality impacts at our operating sites.

(1) Cash operating costs per ounce sold and AISC per ounce sold are non-IFRS financial measures. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference, and additional detail can be found at the end of this press release and in the section ‘Non-IFRS and Other Financial Measures and Ratios’ of Eldorado’s December 31, 2021, MD&A.

Five-Year Gold Production Outlook

Production (oz)	2023E	2024E	2025E(1)	2026E	2027E
Kisladag	160,000 -170,000	195,000 -205,000	180,000 - 190,000	150,000 - 160,000	165,000 - 175,000
Lamaque	170,000 - 180,000	180,000 - 190,000	175,000 - 185,000	180,000 - 200,000	180,000 - 200,000
Efemcukuru	80,000 - 90,000	75,000 - 85,000	75,000 - 85,000	75,000 - 85,000	60,000 - 70,000
Olympias	60,000 - 75,000	65,000 - 75,000	75,000 - 85,000	80,000 - 90,000	75,000 - 85,000
Skouries	-	-	80,000 - 90,000(2)	145,000 - 155,000	195,000 - 205,000
Total(3)	475,000 - 515,000	515,000 - 555,000	585,000 - 635,000	630,000 - 690,000	675,000 - 735,000

(1)	Includes expected pre-commercial production from Skouries.
(2)	First production at Skouries is expected in H2 2025, followed by a ramp-up and commercial production by the end of 2025.
(3)	Figures may not down add due to rounding.

2023 Cost(1) and Capital Expenditure Guidance

	2023E		2023E
Consolidated Costs		Corporate ($ millions)
Cash Operating Cost – C1 ($/oz sold)	760 – 860	General and Administrative	35 – 38
Total Cash Cost – C2 ($/oz sold)	860 – 960	Exploration & Evaluation(2,3)	28 – 31
AISC ($/oz sold)	1,190 – 1,290	Depreciation	265 – 275

Kisladag		Growth Capital ($ millions)
Cash Operating Cost – C1 ($/oz sold)	750 – 850	Kisladag	110 – 120
Total Cash Cost – C2 ($/oz sold)	850 – 950	Lamaque	37 – 42
Sustaining Capex ($ millions)	14 – 19	Efemcukuru	4 – 8
		Olympias	3 – 7
Lamaque		Skouries	240 – 260
Cash Operating Cost – C1 ($/oz sold)	670 – 770
Total Cash Cost – C2 ($/oz sold)	700 – 800
Sustaining Capex ($ millions)	60 – 70

Efemcukuru
Cash Operating Cost – C1 ($/oz sold)	790 – 890
Total Cash Cost – C2 ($/oz sold)	920 – 1,020
Sustaining Capex ($ millions)	10 – 15

Olympias
Cash Operating Cost – C1 ($/oz sold)	980 – 1,080
Total Cash Cost – C2 ($/oz sold)	1,130 – 1,230
Sustaining Capex ($ millions)	30 – 35

(1)

These financial measures are non-IFRS financial measures. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section ‘Non-IFRS and Other Financial Measures and Ratios’ of Eldorado’s December 31, 2021 MD&A.

(2)	74% expensed and 26% capitalized.
(3)	Assumes the expected sale of Certej in H1 2023.

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TURKIYE

At Kisladag and Efemcukuru, labour costs increased in 2023 related to commitments under our collective bargaining agreement which included an annual adjustment to labour rates in line with the annual consumer inflation rate. To support our workforce with the rising costs of food and electricity, approximately half of the adjustment was provided in mid-2022 with the remaining provided in January 2023. Labour costs are denominated in local currency and as the weakening of the Turkish Lira against the U.S. dollar has slowed in recent months, cost increases are not being offset by currency movements at present.

Kisladag

In 2023, Kisladag is expected to mine and place on leach approximately 12.5 to 13.0 million tonnes of ore at an average gold grade of 0.70 to 0.75 grams per tonne. With the commissioning of the enhanced metallurgical process circuit, including the High-Pressure Grinding Roll, additional conveyors, and the agglomeration drum, average recoveries in 2023 are expected to increase. In addition to increased mining and processing costs as a result of higher throughput and lower grades, cash operating costs per ounce in 2023 also reflect increases in labour rates, utility costs, and consumable costs relative to 2022.

Planned 2023 sustaining capital of $14 to $19 million is primarily related to equipment overhauls and processing improvements. Planned 2023 growth capital of $110 to $120 million includes the continuation of the waste stripping campaign, the expansion of the North Leach Pad, North adsorption-desorption and recovery plant construction, agglomeration, and onsite building relocation efforts for pit expansion.

Efemcukuru

In 2023, Efemcukuru is expected to mine and process approximately 530,000 to 550,000 tonnes of ore at an average gold grade of 5.50 to 6.00 grams per tonne. Cash operating costs per ounce in 2023 reflect increases in labour rates, utility costs, and consumable costs. Planned sustaining capital expenditures for 2023 of $10 to $15 million include underground development and equipment overhauls. Planned growth capital for 2023 of $7 to $10 million includes non-sustaining exploration expenditures for resource conversion drilling at Kokarpinar South and mine development. Exploration in 2023 also includes resource development drilling at the Kokarpinar, Bati, and West vein systems, and initial testing of several early-stage targets within the property boundary.

CANADA

Lamaque

In 2023, Lamaque is expected to mine and process approximately 860,000 to 870,000 tonnes of ore at an average gold grade of 6.25 to 6.75 grams per tonne. Cash operating costs per ounce of $670 to $770 in 2023 reflect increased mining and processing costs due to mine sequence optimization for Lower Triangle, cost inflation, and a competitive labour landscape.

Sustaining capital expenditures for 2023 are expected to be approximately $60 to $70 million, which includes significant underground mine development and resource conversion drilling at Triangle. Expected growth capital for 2023 of $37 to $42 million includes non-sustaining exploration expenditures for resource conversion and resource expansion drilling at the Ormaque and Parallel deposits, tailings management, and electric underground trucks.

Expensed exploration programs in 2023 will focus on early-stage targets at Sigma-Lamaque, continued exploration drilling on the Bourlamaque property, and other early-stage targets.

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GREECE

Olympias

In 2023, Olympias is expected to mine approximately 460,000 to 490,000 tonnes of ore at an average grade of 7.50 to 8.50 grams per tonne of gold, 140 to 150 grams per tonne of silver, 4.0 to 4.5% lead and 4.0 to 4.5% zinc. Payable production is expected to be 60,000 to 75,000 ounces of gold, 1.7 to 1.9 million ounces of silver, 15,000 to 18,000 tonnes of lead metal and 13,000 to 16,000 tonnes of zinc metal. Cash operating costs per ounce in 2023 are expected to be lower year-over-year due to increased production and throughput and higher by-product credits for silver, lead and zinc production.

Planned 2023 sustaining capital expenditures of $30 to $35 million include underground mine development, improvement projects, and continued work on the second phase of the Kokkinolakas tailings management facility construction. Key initiatives include converting to bulk emulsion explosives for blasting, and surface fan installation aimed to debottleneck ventilation. Planned 2023 growth capital of $3 to $7 million, includes mine development and underground improvement projects.

Skouries

Project spending at Skouries in 2023 is expected to be focused on finalizing detailed engineering, which is 42% complete and forecasted to be 70-75% complete for full construction mobilization in the second half of 2023, the release of remaining procurement packages, and ongoing community engagement. Procurement of fixed plant and tagged items is currently 10% complete and expected to be approximately 90% complete by year-end. The remaining purchasing efforts, beyond 2023, are related to mining equipment and some minor construction purchases. The Company has an approximate $30 million credit for early-works activities in 2022, and the next $120 million of project expenditures will be funded by drawdowns on the previously announced €680 million project financing facility, (the “Facility”) for the development of Skouries. Drawdown on the Facility is subject to customary closing conditions. The Company expects such conditions to be satisfied and the initial drawdown to occur in the first quarter of 2023. The Company expects Skouries to be funded from the Facility and by Hellas Gold Single Member S.A. on an 80:20 basis by the second half of 2023.

As discussed in further detail in the news release dated December 15, 2022, Eldorado remains confident in the three-year construction and commissioning schedule and capital cost estimate, with first production expected in the second half of 2025, commercial production at the end of 2025, and the first full year of production in 2026. Capital spending during this period is expected to be relatively balanced, albeit higher in 2024 and 2023, as the first half of 2023 includes the mobilization period.

Additionally, based on the “Technical Report, Skouries Project, Greece” prepared for Eldorado with an effective date of January 22, 2022, annual copper production over the life of mine at Skouries is expected to be approximately 67 million pounds per year, which is not currently incorporated in the Company’s five-year outlook.

Perama Hill

Spending at Perama Hill during the year is forecast to be less than $1 million, attributed to mine stand-by costs.

2023 Commodity and Currency Price Assumptions

Gold ($/oz)	$1,700
Silver ($/oz)	$22
Lead ($/mt)	$2,100
Zinc ($/mt)	$3,100
USD : CDN	1 : 1.30
EURO : USD	1 : 0.92
USD: TRY	1 : 21.0

Qualified Person

Except as otherwise noted, Simon Hille, FAusIMM, Senior Vice President, Technical Services & Operations, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this press release and verifying the technical data disclosed in this document relating to our operating mines and development projects. Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this press release for the Quebec projects.

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About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations

Lisa Wilkinson, VP, Investor Relations

604.757 2237 or 1.888.353.8166

lisa.wilkinson@eldoradogold.com

Media

Louise McMahon, Director Communications & Public Affairs

604.616 2296 or 1.888.353.8166

louise.mcmahon@eldoradogold.com

Non-IFRS and Other Financial Measures and Ratios

Certain non-IFRS financial measures and ratios are included in this press release, including cash operating costs and cash operating costs per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining costs (“AISC”) and AISC per ounce sold, sustaining and growth capital.

Please see the December 31, 2021 MD&A for explanations and discussion of these non-IFRS and other financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these and other financial measures and ratios have been incorporated by reference and can be found in the section ‘Non-IFRS and Other Financial Measures and Ratios’ in the December 31, 2021 MD&A available on SEDAR at www.sedar.com and on the Company’s website under the ‘Investors’ section.

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The most directly comparable IFRS financial measures and results from the year ended December 31, 2021 are below.

Non-IFRS Measure	Most Directly Comparable IFRS Measure	2021
Cash operating costs (C1)	Production costs	$449.7 M
Total cash costs (C2)
AISC
Average realized gold price per ounce sold	Revenue	$940.9 M
EBITDA	Earnings (loss) from continuing operations before income tax	$151.1 M
Adjusted EBITDA
Adjusted net earnings/(loss)	Net earnings (loss) attributable to shareholders of the Company from continuing operations	$10.8 M
Adjusted net earnings/(loss) per share
Cash flow from operations before changes in non-cash working capital	Net cash generated from operating activities of continuing operations	$365.9 M
Free cash flow
Sustaining capital expenditures	Additions to property, plant and equipment during the period	$292.8 M
Growth capital expenditures

Cautionary Note About Forward-Looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budgets”, “continue”, “commitment”, “confident”, “estimates”, “expects”, “forecasts”, “guidance”, “intends”, “outlook”, “plans”, “potential”, “projected”, “prospective”, or “schedule” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, “likely”, “may”, “might”, “will” or “would” be taken, occur or be achieved.

Forward-looking statements or information contained in this press release include, but are not limited to, statements or information with respect to: our guidance and outlook, including expected production, cost and capital expenditure guidance, AISC and cash operating cost guidance, expected future amount mined and processed, mining rate, recoveries and grade, and five year production outlook; expected impacts on cash operating costs and expected use of sustaining capital at Kisladag, Efemcukuru, Lamaque, and Olympias; expected improvements at Kisladag; expected exploration program at Efemcukuru and Lamaque; expected improvements at Olympias; expected project spending and construction at Skouries; commodity and currency price assumptions; planned capital projects, including timing; growth capital projects at its properties, including anticipated timing and benefits; the duration, extent and other implications of production challenges and cost increases, including those in respect of COVID-19, the Russia-Ukraine war and restrictions and suspensions with respect to the Company’s operations; the timing of resource conversion drilling; our expectations regarding the timing and quantity of annual gold production; the sale of the Certej project; the total funding requirements for Skouries, including the sources thereof; the drawdown of the proceeds of the Facility, including the timing thereof; the Company’s ability to fund the remaining 20% funding commitment for Skouries; non-IFRS financial measures and ratios; risk factors affecting our business; our expectations as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries and gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, related timelines and schedules. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: production and cost expectations; the total funding required to complete Skouries; our ability to meet our timing objectives for first drawdown of the Facility; our ability to execute our plans relating to Skouries, including the timing thereof; our ability to obtain all required approvals and permits; cost estimates in respect of Skouries; no changes in input costs, exchange rates, development and gold; the geopolitical, economic, permitting and legal climate that we operate in, including at Skouries; how the worldwide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing, cost and results of our construction, improvements and exploration; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this press release.

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Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: the outcome of planned technical studies, production and exploration, development, optimization and expansion plans at the Company’s projects; possible variations in ore grade or recovery rates; changes in mineral resources and mineral reserves; costs and timing of the development of new deposits; success of exploration activities; increases in financing costs or adverse changes to the Facility; failure or delays to receive necessary approvals or otherwise satisfy the conditions to the drawdown of the Facility; the proceeds of the Facility not being available to the Company or Hellas Gold Single Member S.A.; ability to execute on plans relating to Skouries, including the timing thereof, ability to achieve the social impacts and benefits contemplated; ability to meet production, expenditure and cost guidance; risks relating to the ongoing COVID-19 pandemic and any future pandemic, epidemic, endemic or similar public health threats; timing and cost of construction, and the associated benefits; ability to achieve expected benefits from improvements, recoveries of gold and other metals; risks relating to our operations being located in foreign jurisdictions; community relations and social license; climate change; liquidity and financing risks; development risks; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings; environmental matters; waste disposal; the global economic environment; government regulation; reliance on a limited number of smelters and off-takers; commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; non-governmental organizations; corruption, bribery and sanctions; litigation and contracts; information technology systems; estimation of mineral reserves and mineral resources; production and processing estimates; credit risk; actions of activist shareholders; price volatility, volume fluctuations and dilution risk in respect of our shares; reliance on infrastructure, commodities and consumables; currency risk; inflation risk; interest rate risk; tax matters; dividends; financial reporting, including relating to the carrying value of our assets and changes in reporting standards; labour, including relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates and contractors; reclamation and long-term obligations; regulated substances; necessary equipment; co-ownership of our properties; acquisitions, including integration risks, and dispositions; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition, as well as those risk factors discussed in the sections titled “Forward-looking information and risks” and “Risk factors in our business” in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect our business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

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